15049205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE VERTICAL TRADING GROUP LLC

OFFICIAL USE ONLY
52814
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5TH AVENUE, 6TH FLOOR
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM MARTIN 212-918-1202
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF TRATTNER & CO PC
(Name - *if individual, state last, first, middle name)*

1225 FRANKLIN AVENUE, SUITE 2	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SCHAEFFER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE VERTICAL TRADING GROUP LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICK LEUNG
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LE6175038
QUALIFIED IN QUEENS COUNTY
COMMISSION EXPIRES OCT 01, 2015

3/2/15

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [x] (m) SIPC Supplemental Report and Independent Accountant's Report
- [x] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Of The Vertical Trading Group, LLC

We have audited the accompanying financial statements of The Vertical Trading Group, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Vertical Trading Group, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Vertical Trading Group, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of The Vertical Trading Group, LLC's financial statements. The supplemental information is the

responsibility of The Vertical Trading Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Israeloff Trattner & Co. P.C.

Garden City, New York
March 2, 2015

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 379,956
Due from clearing agents	2,186,632
Equity securities held at clearing agent (at market value)	778,231
Prepaid expenses and other assets	4,421
Property & equipment, at cost, less accumulated depreciation and amortization of $126,279	142,018
Advances to employees	493,151
Security deposits	14,450
TOTAL ASSETS	$ 3,998,859

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Equity securities sold, not yet purchased	$ 1,468
Accounts payable and accrued expenses	1,092,095
Deferred rent	66,163
Loan payable - Bank	94,441
TOTAL LIABILITIES	1,254,167
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	2,744,692
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,998,859